June 12, 2013

LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS, L.P.

Enclosed is a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2013, at 11:30 a.m (the “Annual Meeting”).

At this Annual Meeting, Limited Partners of the Company will consider and vote upon proposals:

1	To elect one Class III Director to serve until the 2016 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director to serve until the 2016 Annual Meeting of Limited Partners (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of each of Proposal One and Proposal Two requires the affirmative vote of a plurality of the common units represented at the Annual Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.

You are cordially invited to attend the Annual Meeting in person.  If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS, L.P.
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

June 12, 2013

NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2013, at 11:30 a.m. (the “Annual Meeting”) for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class III Director to serve until the 2016 Annual Meeting of Limited Partners (“Proposal One”);

2.	To elect a second Class III Director to serve until the 2016 Annual Meeting of Limited Partners (“Proposal Two”);

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on May 29, 2013 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

 If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS
GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON JULY 22, 2013
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Capital Product Partners, L.P. (the “Board of Directors”), a Marshall Islands limited partnership (the “Company”), for use at the Annual Meeting of Limited Partners to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on July 22, 2013, at 11:30 a.m., or at any adjournment or postponement thereof (the “Annual Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners of the Company entitled to vote at the Annual Meeting on or about June 12, 2013.

VOTING RIGHTS AND OUTSTANDING UNITS

On May 29, 2013 (the “Record Date”), the Company had outstanding 69,372,077 common units (the “Common Units”), 24,655,554 Class B convertible preferred units (the “Class B Units”), 1,415,757 general partner units and no subordinated units.

Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit held. Any Common Units owned by Capital Maritime & Trading Corp., an affiliate of our general partner, (“Capital Maritime”) and its affiliates have the same rights as the Company’s other outstanding Common Units; provided, however, that Common Units owned by Capital Maritime and its affiliates do not vote for directors. As of June 12, 2013, Capital Maritime owns 17,763,305 of our Common Units.

One or more Limited Partners holding Common Units representing at least a majority of the total voting rights of the Common Units outstanding represented in person or by proxy at the Annual Meeting shall be a quorum for the purposes of the Annual Meeting.  The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The Common Units are listed on the NASDAQ Global Market (the “NASDAQ”) under the symbol “CPLP”.

INTERNET AVAILABILITY FOR VOTING

Following receipt of your proxy card you may vote your Common Units by accessing www.proxyvote.com

REVOCABILITY OF PROXIES

A Limited Partner giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

ANNUAL REPORT AND OTHER MATERIALS FOR THE ANNUAL MEETING

Our Annual Report for the year ended December 31, 2012 and copies of the proxy materials for our Annual Meeting are available on our website at www.capitalpplp.com. You may also request a copy of our annual report or of the materials free of charge by writing or calling us at the following address:

Capital Product Partners L.P., 3 Iassonos Str., Piraeus 18537, Greece.
Tel: (+30) 210 458 4950
Email: info@capitalpplp.com

PROPOSALS
PROPOSAL ONE

ELECTION OF CLASS III DIRECTOR

The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and five who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime and its affiliates. As provided in the Company’s Second Amended and Restated Agreement of Limited Partnership, as amended, directors appointed by our general partner serve as directors for a three-year term and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Keith Forman, a Class III Director, for re-election as a director whose term would expire at the 2016 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for Class III director of the Company is set forth below:

Name	Age	Position
Keith Forman	55	Class III Director

Mr. Forman joined our board of directors on April 3, 2007 and serves on our conflicts committee and our audit committee. Mr. Forman was, until March 31, 2010, a Partner and served as Chief Financial Officer of Crestwood Midstream Partners. Crestwood Midstream was a private investment partnership focused on making equity investments in the midstream energy market. Crestwood’s other partners included the Blackstone Group, Kayne Anderson and GSO Capital. From January 2004 to July 2005, he was Senior Vice President, Finance for El Paso Corporation, a leading provider of natural gas services. Mr. Forman, who joined El Paso in 1998 upon their acquisition of the general partner of the Leviathan Gas Pipeline Partners, also served as Vice President from 2001 to 2003, of El Paso Field Services and from 1992 to 2003 he served as Chief Financial Officer of GulfTerra Energy Partners L.P., a publicly traded master limited partnership. In May 2012, Mr. Forman became a Senior Advisor to Industry Funds Management, an Australian based fund manager that invests in infrastructure projects world-wide. Since November 2011, Mr. Forman has served as an independent director of New York Stock Exchange listed Rentech Nitrogen Partners, a publicly traded master limited partnership engaged in the manufacture of fertilizer products, where he serves on both the audit and conflict committees.

Audit Committee. The audit committee of our Board of Directors is composed of three or more independent directors, each of whom must meet the independence standards of the NASDAQ, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Pierre de Demandolx Dedons, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Pierre de Demandolx Dedons and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NASDAQ to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us.  Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our limited partners.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime or its affiliates) present either in person or represented by proxy at the Annual Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

ELECTION OF CLASS III DIRECTOR

The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and five who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime and its affiliates. As provided in the Company’s Second Amended and Restated Agreement of Limited Partnership, as amended, directors appointed by our general partner serve as directors for a three-year term and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Evangelos G. Bairactaris, a Class III Director, for re-election as director whose term would expire at the 2016 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee.  It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for a second Class III director of the Company is set forth below:

Name	Age	Position
Evangelos G. Bairactaris	42	Class III Director

Mr. Bairactaris joined our Board of Directors on March 13, 2007 and has served as our Secretary since our formation in January 2007. Mr. Bairactaris is a Greek attorney at law and a member of the Piraeus Bar Association. Mr. Bairactaris has been a partner in G.E. Bairactaris & Partners since 2000 and has acted as managing partner since 2003. He has regularly provided his professional services to our predecessor companies and many Greek and international shipping companies and banks. Mr. Bairactaris is currently a director of Hellenic Seaways Maritime S.A., one of the largest coastal passenger and cargo transportation services company operating in Greece and Italy. The law firm of G.E. Bairactaris & Partners has provided, and may continue to provide, legal services to us and to Capital Maritime and its affiliates.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime or its affiliates) present either in person or represented by proxy at the Annual Meeting.

Effect of abstentions.  Abstentions will not affect the vote on Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Annual Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.capitalpplp.com.

Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 has been retained to assist in soliciting proxies.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting.  Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis
Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

June 12, 2013
Piraeus, Greece